Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

January 2, 2025	Client-Matter: 70244-031

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky

Re:	NeOnc Technologies Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted December 10, 2024 CIK No. 0001979414

Dear Ms. Christine Torney, Ms. Lynn Dicker, Mr. Tyler Howes and Mr. Joshua Gorsky:

On behalf of our client, NeOnc Technologies Holdings, Inc. (the “Company”), we hereby file the Company’s Form S-1 (the “Registration Statement”). The Registration Statement is filed to provide responses to comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated December 20, 2024 (the “Staff’s Letter”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 as confidentially submitted with the Commission on December 10, 2024. In order to facilitate your review, we have responded, on behalf of the Company, to each of the Comments set forth in the Staff’s Letter, on a point by point basis. The Comments are set forth below in bold font and our response follows each respective Comment. In our response, page number references are to the Registration Statement, and terms used but not defined herein have the respective meanings assigned thereto in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.	We note your disclosure on the cover page, and elsewhere, that the Advisor “will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M[.]” We also note your disclosure on page 204 that the Advisor will be “entitled to a fee upon the successful consummation of the Direct Listing and will be granted thirty thousand shares (30,000) in unrestricted stock at the effective date of this offering at the direct listing price[,]” and that the Advisor will be “paid up to $100,000 for fees and expenses of legal counsel and other out-of-pocket expenses plus the costs associated with the use of a third-party electronic road show service (such as NetRoadShow).” Please explain to us how the “third-party electronic road show service” will be utilized in the Direct Listing. Additionally, please explain whether your disclosure of the Advisor’s fee upon the successful consummation of the Direct Listing, the granting of the 30,000 shares in unrestricted stock at the effective date, and the use of the “third-party electronic road show service” is consistent with your disclosure that the Advisor “will exercise any consultation rights only to the extent that it can do so consistent with the anti-manipulation provisions of the federal securities laws, including Regulation M[.]”

Response: In response to the Staff’s comment, please note that references to a “third-party electronic road show service” have been removed from the registration statement. Please be advised that no such service will be utilized in the Direct Listing and any references to such were inaccurate and have been corrected. Also note that references to the Advisor being granted thirty thousand shares (30,000) in unrestricted stock at the effective date of this offering at the direct listing price have been corrected as well. The shares will be issued immediately prior to the effective date of the offering and will be registered in connection with the direct listing. Please also note that further edits have been made to indicate that the Advisor will not sell any of such shares within the five day period following the effective date of the direct listing in accordance with the provisions of Regulation M.

Attention: Christine Torney; Lynn Dicker; Tyler Howes; Joshua Gorsky
Re: NeOnc Technologies Holdings, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1
January 2, 2025

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	NeOnc Technologies Holdings, Inc.

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